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Cazador Acquisition Corporation Ltd.’s Ordinary Shares and Warrants to Commence Trading Separately on October 22, 2010

New York – October 22, 2010 – Cazador Acquisition Corporation Ltd. (the "Company") (Nasdaq: CAZAU), a special purpose acquisition company formed for the purpose of acquiring an operating business in developing countries in Central and Eastern Europe, Latin America or Asia, announced today that Rodman & Renshaw, LLC, the representative of the underwriters of its initial public offering of units, has notified the Company that commencing today, Friday, October 22, 2010, the holders of the Company's units may elect to separately trade the ordinary shares and warrants underlying the units. Those units not separated will continue to trade under the symbol "CAZAU" and each of the ordinary shares and the warrants will trade under the symbols "CAZA" and "CAZAW", respectively.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM) and Maxim Group LLC acted as joint book-running managers of the offering.  Chardan Capital Markets, LLC, EarlyBirdCapital, Inc. and Macquarie Capital acted as co-managers of the offering.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the final prospectus relating to the offering may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the prospectus related to this offering may be obtained from Rodman & Renshaw, LLC, Prospectus Department, 1251 Avenue of the Americas, New York, NY, 10020, telephone: 212-430-1710 or email: prospectus@rodm.com.

Company Contact:

Francesco Piovanetti
Cazador Acquisition Corporation Ltd.
+1 (787)-993-9650

business@cazador1.com

SOURCE - Cazador Acquisition Corporation Ltd.